Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

December 2, 2010 and the Prospectus dated August 7, 2009

Registration No. 333-161192

December 2, 2010

PRICING SUPPLEMENT

International Lease Finance Corporation

December 2, 2010

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated December 2, 2010 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the 8 1/4% Senior Notes due 2020

Issuer:	International Lease Finance Corporation (the “Company”)

Title of Securities:	8 1/4% Senior Notes due 2020

Aggregate Principal Amount:	$1,000,000,000

Gross Proceeds to Company:	$991,600,000

Net Proceeds to Company (after underwriting discounts and commissions):	$976,600,000

Final Maturity Date:	December 15, 2020

Price to Investors:	99.160%

Coupon:	8.25%

Yield to Maturity:	8.375%

Record Dates:	June 1 and December 1 of each year

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	June 15, 2011

CUSIP/ISIN Numbers:	CUSIP: 459745GF6 ISIN: US459745GF62

Changes to Preliminary Prospectus Supplement:

On an as adjusted basis to give effect to our repayment in full on October 7, 2010 of all amounts outstanding under our $2 billion revolving credit facility and the issuance of the notes from this offering, we would have had, as of September 30, 2010, approximately $29 billion aggregate principal amount of long-term debt outstanding, of which approximately $10.4 billion in aggregate principal amount of secured indebtedness was outstanding.

On an as adjusted basis, after giving effect to the transactions as described on page S-23 of the Preliminary Prospectus Supplement under “Capitalization”, our cash and cash equivalents as of September 30, 2010 would have been $2,579,666,000 and our total capitalization would be $37,494,519,000.

Use of Proceeds:	The Company will use the net proceeds from this offering for general corporate purposes, including the repayment of existing indebtedness.

Underwriters:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Trade Date:	December 2, 2010

Settlement Date:	December 7, 2010 (T+3)

Distribution:	SEC Registered (Registration No. 333-161192)

Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

FREE WRITING PROSPECTUS LEGEND

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and related Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and related Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain a copy of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus Supplement and Base Prospectus if you request it.